SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 23, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 22, 2007

TAM Receives Second Airbus A340-500

Aircraft with a capacity to transport up to 267 passengers will be used on the new international flight to Frankfurt

São Paulo, November 22, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) this week received its second Airbus A340-500. The company will use the aircraft on its new daily flight to Frankfurt, Germany, beginning November 30. With this new aircraft, TAM now has 96 Airbus models (15 A319, 66 A320, 3 A321, 10 A330 and 2 A340).

The A340-500 is a long-haul aircraft, equipped with four Rolls-Royce engines. The model received by TAM has a capacity of up to 267 passengers, with 42 Executive Class seats and 225 in Economy Class. TAM received the first A340-500 aircraft in October.

This year, TAM has already added 23 aircraft to its fleet - 18 from the A320 family (A319, A320 and A321), 2 A340s and 3 MD-11s. With the arrival of this A340, the company now has an operational fleet of 110 aircraft - 96 Airbus models, 11 F-100s and 3 MD-11s. Until the end of this year, the company will return 5 F-100s and will receive 3 A320 and 2 A330s, and forecasts a fleet of 141 aircraft by 2011.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 46,6% domestic market share and 71,2% international market share at the end of October 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.